Form 40-F
period 2009-12-31
IESI-BFC Ltd
filed 2010-03-31
CIK 1318220

QuickLinks -- Click here to rapidly navigate through this document

U.S. SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 40-F

(Check One)
 [            ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[✓] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

Commission file number: 333-159251

IESI-BFC LTD.
(Exact name of registrant as specified in its charter)

Ontario, Canada	4953	Not applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if Applicable))

135 Queens Plate Drive, Suite 300, Toronto, Ontario, Canada M9W 6V1, (416) 741-5221
(Address and Telephone Number of Registrant's Principal Executive Offices)

IESI Corporation, 2301 Eagle Parkway, Suite 200, Forth Worth, TX 76177, (817) 632-4000
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

        Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	New York Stock Exchange

        Securities registered or to be registered pursuant to Section 12(g) of the Act. None

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

        For annual reports, indicate by check mark the information filed with this Form:

[✓] Annual Information Form	[✓] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares	82,336,148
Special Voting Shares	11,095,233

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ✓	No

 FORM 40-F

Principal Documents

The following documents, filed or incorporated by reference as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F:

  (a)
  Annual Information Form for the fiscal year ended December 31, 2009;

  (b)
  Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2009; and

  (c)
  Consolidated Financial Statements for the fiscal year ended December 31, 2009.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures

(a)
Certifications. See Exhibits 99.4 and 99.5 to this Annual Report on Form 40-F.

(b)
Disclosure Controls and Procedures. As of the end of the registrant's fiscal year ended December 31, 2009, an evaluation of the effectiveness of the registrant's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was carried out by the registrant's principal executive officer and principal financial officer. Based upon that evaluation, the registrant's principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant's disclosure controls and procedures were effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the "SEC") rules and forms and (ii) accumulated and communicated to the registrant's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

  It should be noted that while the registrant's principal executive officer and principal financial officer believe that the registrant's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the registrant's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c)(d)	Management's Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm. This Annual Report on Form 40-F does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the registrant's registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.
(e)
Changes in Internal Control over Financial Reporting. During the fiscal year ended December 31, 2009, there were no changes in the registrant's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant's internal control over financial reporting.

Notices Pursuant to Regulation BTR

None.

Audit Committee Financial Experts

The registrant's audit committee does not include an "audit committee financial expert" (as such term is defined in Form 40-F). Instead, the registrant has opted to comply with the Canadian securities law requirement that all audit committee members be "financially literate." The term "financially literate" is defined in National Instrument 52-110 — Audit Committees, of the Canadian Securities Administrators ("NI 52-110") as the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the registrant's financial statements.

Code of Ethics

The registrant has adopted a "code of ethics" (as that term is defined in Form 40-F), which it refers to as its Code of Conduct, that applies to its officers, directors and employees.

The Code of Conduct is available for viewing on the registrant's website at www.iesi-bfc.com and is available in print to any shareholder who requests it. Requests for copies of the Code of Conduct should be made by contacting:

  Investor Relations
  IESI-BFC Ltd.
  135 Queen's Plate Drive, Suite 300
  Toronto, Ontario
  Canada
  M9W 6V1

Alternatively, requests may be sent by email to corporate.communications@bficanada.com.

There have not been any waivers, including implicit waivers, from any provision of the Code of Conduct during the registrant's fiscal year ended December 31, 2009.

Principal Accountant Fees and Services

The information required is included under the headings "— Audit Fees," "— Audit-related Fees," "— Tax Fees," and "— All Other Fees" in the Audit Committee Information section of the registrant's Annual Information Form for the fiscal year ended December 31, 2009, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures

The information required is included under the heading "— Pre-Approval Policies and Procedures" in the Audit Committee Information section of the registrant's Annual Information Form for the fiscal year ended December 31, 2009, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F. The registrant's audit committee approved all of the services described under "Principal Accountant Fees and Services" during the fiscal year ended December 31, 2009.

Off-Balance Sheet Arrangements

None.

Tabular Disclosure of Contractual Obligations

The information required is included in Management's Discussion & Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2009, incorporated by reference as Exhibit 99.3 to this Annual Report on Form 40-F.

Identification of the Audit Committee

The registrant has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Mr. Daniel M. Dickinson, Mr. Daniel R. Milliard, Mr. James J. Forese, Mr. Joseph H. Wright and Mr. Douglas Knight.

Significant Differences in the Registrant's Corporate Governance Practices Compared to NYSE Governance Standards

As a Canadian corporation listed on the NYSE, the registrant is not required to comply with most of the NYSE corporate governance standards, so long as it complies with Canadian corporate governance practices. In order to claim such an exemption, however, the registrant must disclose the significant differences between its corporate governance practices and those required to be followed by U.S. domestic companies under the NYSE corporate governance standards.

The registrant's corporate governance practices meet or exceed all applicable Canadian requirements. They also incorporate some best practices derived from the NYSE rules and comply with applicable rules adopted by the SEC to give effect to the provisions of the U.S. Sarbanes-Oxley Act of 2002.

Further information about the registrant's corporate governance practices is included in the registrant's Information Circular in respect of its Annual Meeting of Shareholders held on April 30, 2009.

The following is a summary of the significant ways in which the registrant's corporate governance practices differ from those required to be followed by U.S. domestic issuers under the NYSE's corporate governance standards. Except as described in this summary, the registrant is in compliance with NYSE corporate governance standards in all significant respects.

Approval of Equity Compensation Plans

Section 303A.08 of the NYSE's Listed Company Manual requires shareholder approval of all equity compensation plans and revisions to such plans. The definition of "equity compensation plans" covers plans that provide for the delivery of both newly issued and treasury securities, as well as plans that rely on securities re-acquired in the open market by the issuing company for the purpose of redistribution to employees and directors. The Toronto Stock Exchange (the "TSX") rules provide that only the creation of or material amendments to equity compensation plans that provide for new issuances of securities are subject to shareholder approval.

The registrant follows the TSX rules with respect to the requirements for shareholder approval of equity compensation plans and material revisions to such plans.

Code of Ethics

Section 303.10 of the NYSE Listed Company Manual requires a company to adopt and disclose a code of business conduct and ethics. Such code is required to be posted on the company's website. The registrant has adopted the Code of Conduct, and it is available for viewing on the registrant's website. The Code of Conduct generally complies with NYSE rules, but such code does not yet specifically include certain items required by the NYSE rules to be included in the code.

Corporate Governance Guidelines

According to Section 303A.09 of the NYSE Listed Company Manual, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed company's website.

The registrant operates under corporate governance principles that are consistent with Section 303A.09 of the NYSE Listed Company Manual, many of which are described under the heading "Statement of Corporate Governance Practices" in the registrant's Information Circular in connection with its 2009 Annual Meeting of Shareholders. However, the registrant has not codified its corporate governance principles into formal guidelines in order to post them on the website.

Director Independence

Each of the registrant's non-management directors is "independent" for the purposes of National Instrument 58-101 — Disclosure of Corporate Governance Practices, of the Canadian Securities Administrators ("NI 58-101"). The registrant's board of directors is responsible for determining whether or not each director is independent. In making this determination, the registrant's board of directors has adopted the definition of "independence" as set out in Section 1.4 of NI 52-110, in accordance with NI 58-101. In applying this definition, the registrant's board of directors considers all relationships of the directors with the registrant, including business, family and other relationships. The registrant's board of directors also determines whether each member of the registrant's audit committee is independent pursuant to Sections 1.4 and 1.5 of NI 52-110 and Rule 10A-3 under the Exchange Act. The registrant's board of directors has not adopted the director independence standards contained in Section 303A.02 of the NYSE's Listed Company Manual.

 UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.    Undertaking.

The registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: (i) the securities registered pursuant to Form 40-F; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises; or (iii) transactions in said securities.

B.    Consent to Service of Process.

The Company has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the SEC by an amendment to the Form F-X referencing the file number of the registrant.

 SIGNATURES

        Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 31, 2010.

IESI-BFC LTD.
By:	/s/ WILLIAM CHYFETZ
Name: Title:	William Chyfetz Vice President, General Counsel and Secretary

 EXHIBIT INDEX

Exhibit	Description
99.1	Annual Information Form for the fiscal year ended December 31, 2009
99.2	Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2009*
99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2009*
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer Form pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Deloitte & Touche LLP

*
Incorporated by reference to the registrant's Form 6-K dated February 24, 2010.

QuickLinks

FORM 40-F
ADDITIONAL DISCLOSURE
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX