Form 40-F
period 2012-12-31
Progressive Waste Solutions Ltd.
filed 2013-04-02
CIK 1318220

QuickLinks -- Click here to rapidly navigate through this document

U.S. SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 40-F

(Check One)
 [            ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[✓] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

Commission file number: 001-34370

Progressive Waste Solutions Ltd.
(Exact name of registrant as specified in its charter)

Ontario, Canada	4953	Not applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if Applicable))

400 Applewood Crescent, 2nd Floor, Vaughan, Ontario L4K 0C3, Canada, (905) 532-7510
(Address and Telephone Number of Registrant's Principal Executive Offices)

IESI Corporation, 2301 Eagle Parkway, Suite 200, Fort Worth, TX 76177, (817) 632-4000
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

Common Shares	115,166,364

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

 FORM 40-F

Principal Documents

The following documents, filed or incorporated by reference as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F:

  (a)
  Annual Information Form for the fiscal year ended December 31, 2012;

  (b)
  Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2012; and

  (c)
  Consolidated Financial Statements for the fiscal year ended December 31, 2012.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures

(a)
Certifications.    See Exhibits 99.4 and 99.5 to this Annual Report on Form 40-F.

(b)
Disclosure Controls and Procedures. As of the end of the registrant's fiscal year ended December 31, 2012, an evaluation of the effectiveness of the registrant's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was carried out by the registrant's principal executive officer and principal financial officer. Based upon that evaluation, the registrant's principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant's disclosure controls and procedures were effective to ensure at the reasonable assurance level that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the "SEC") rules and forms and (ii) accumulated and communicated to the registrant's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

(c)

Management's Annual Report of Internal Control over Financial Reporting. The disclosure provided under the heading Management's Report on Internal Control Over Financial Reporting on page 1 of Exhibit 99.3: Consolidated Financial Statements for the fiscal year ended December 31, 2012, is incorporated by reference herein.

(d)

Attestation Report of the Registered Public Accounting Firm. The disclosure provided under the heading Report of Independent Registered Chartered Accountants on pages 3-4 of Exhibit 99.3: Consolidated Financial Statements for the fiscal year ended December 31, 2012, is incorporated by reference herein.

(e)

Changes in Internal Control over Financial Reporting. During the fiscal year ended December 31, 2012, there were no changes in the registrant's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant's internal control over financial reporting.

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
  400 Applewood Crescent, 2nd Floor,
  Vaughan, Ontario
  Canada
  L4K 0C3

Alternatively, requests may be sent by email to corporate.communications@progressivewaste.com.

There have not been any waivers, including implicit waivers, from any provision of the Code of Conduct during the registrant's fiscal year ended December 31, 2012.

Principal Accountant Fees and Services

The information required is included under the headings "— Audit Fees," "— Audit-related Fees," "— Tax Fees," and "— All Other Fees" in the Audit Committee Information section of the registrant's Annual Information Form for the fiscal year ended December 31, 2012, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures

The information required is included under the heading "— Pre-Approval Policies and Procedures" in the Audit Committee Information section of the registrant's Annual Information Form for the fiscal year ended December 31, 2012, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F. The registrant's audit committee approved all of the services described under "Principal Accountant Fees and Services" during the fiscal year ended December 31, 2012.

Off-Balance Sheet Arrangements

None.

Tabular Disclosure of Contractual Obligations

The information required is included in Management's Discussion & Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2012, incorporated by reference as Exhibit 99.2 to this Annual Report on Form 40-F.

Identification of the Audit Committee

The registrant has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Mr. Michael H. DeGroote, Mr. John T. Dillon, Mr. Jeffrey L. Keefer, Mr. Daniel R. Milliard, Mr. James J. Forese and Mr. Douglas W. Knight.

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

Further information about the registrant's corporate governance practices is included in the registrant's Information Circular in respect of its Annual Meeting of Shareholders held on May 8, 2012.

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

The registrant operates under corporate governance principles that are consistent with Section 303A.09 of the NYSE Listed Company Manual, many of which are described under the heading "Statement of Corporate Governance Practices" in the registrant's Information Circular in connection with its 2012 Annual Meeting of Shareholders. However, the registrant has not codified its corporate governance principles into formal guidelines in order to post them on the website.

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

 SIGNATURES

        Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 2, 2013.

Progressive Waste Solutions Ltd.
By:	/s/ WILLIAM CHYFETZ
Name:	William Chyfetz
Title:	Vice President, Associate General Counsel and Secretary

 EXHIBIT INDEX

Exhibit	Description
99.1	Annual Information Form for the fiscal year ended December 31, 2012
99.2	Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2012
99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2012
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer Form pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Deloitte LLP
101

The following financial information from Progressive Waste Solution Ltd.'s audited Consolidated Financial Statements, formatted in XBRL (eXtensible Business Reporting Language) and furnished electronically herewith: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Operations and Comprehensive Income or Loss; (iii) the Consolidated Statements of Cash Flows; (iv) the Consolidated Statement of Equity and (v) Notes to the Consolidated Financial Statements, tagged as detailed text.

QuickLinks

FORM 40-F
ADDITIONAL DISCLOSURE
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX