Form 40-F/A
period 2012-12-31
Progressive Waste Solutions Ltd.
filed 2013-04-03
CIK 1318220

QuickLinks -- Click here to rapidly navigate through this document

U.S. SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 40-F/A
(Amendment No. 1)

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

 EXPLANATORY NOTE

        On April 2, 2013, Progressive Waste Solutions Ltd. (the "Company") filed its Annual Report on Form 40-F for the year ended December 31, 2012 (the "Annual Report"). Subsequent to such filing, the Company noticed that Exhibit 101 contained certain errors with respect to the formatting of financial information in XBRL (eXtensible Business Reporting Language) contained in Exhibit 101. The Company is filing this Amendment No. 1 to the Annual Report on Form 40-F/A solely for the purpose of furnishing a corrected version of Exhibit 101.

        Other than as expressly set forth above, this Amendment does not, and does not purport to, update or restate any information contained in the Annual Report or reflect any events that have occurred after the Annual Report was filed.

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

Progressive Waste Solutions Ltd.
/s/ WILLIAM CHYFETZ
Name:	William Chyfetz
Title:	Vice President, Associate General Counsel and Secretary

 EXHIBIT INDEX

Exhibit	Description
99.1*	Annual Information Form for the fiscal year ended December 31, 2012
99.2*	Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2012
99.3*	Consolidated Financial Statements for the fiscal year ended December 31, 2012
99.4*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.5*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.6*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7*	Certification of Chief Financial Officer Form pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8*	Consent of Deloitte LLP
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

*
Previously filed.

QuickLinks

EXPLANATORY NOTE
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX